December 19, 2011

Cecilia Blye, Chief

Pradip Bhaumik, Special Counsel

United States Securities and Exchange Commission

Office of Global Security Risk

100 F Street, N.E.

Washington, D. C. 20549

Re:	Koss Corporation
Form 10-K for the year ended June 30, 2011
Filed September 2, 2011
File No. 0-03295

Dear Ms. Blye and Mr. Bhaumik:

Set forth below is Koss Corporation’s (the “Company”) response to the comment in your December 14, 2011 letter regarding disclosure related to contacts with countries that have been identified as state sponsors of terrorism.

General

1.	Comment:

We note that the Malaysia-based online retailer, i-Pmart, offers on its website your products for sale and shipment to Cuba, Iran, Sudan, and Syria. Cuba, Iran, Sudan, and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Cuba, Iran, Sudan, and Syria, if any, whether through your subsidiary, distributors, retailers, or other direct or indirect arrangements, since your letter to us dated April 2, 2008. Your response should describe any products, equipment, components, technology, and services that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of the referenced countries or entities controlled by them.

Response:

The Company has no knowledge of the online retailer, i-Pmart, and has no record of ever having done business with i-Pmart.  The Company does not know how i-Pmart obtains the Koss products that are purportedly displayed for sale on its website.  The Company has not provided any products, equipment, components, technology, or services into Cuba, Iran, Sudan, and Syria, directly or indirectly, and has no agreements, commercial arrangements, or other contacts with the governments of the referenced countries or entities controlled by them.  The Company does not know of any past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through the Company’s subsidiary, distributors, retailers, or other direct or indirect arrangements.

The Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the foregoing, please feel free to call me at (414) 967-1544.

Very truly yours,

/s/ David D. Smith

David D. Smith
Chief Financial Officer

cc:         Mr. Michael Koss, Koss Corporation